Publication: South China Morning Post **Date:** 10 June 2005
Page: Classified 5 **Where Published:** Hong Kong

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with Limited Liability)
(Stock code 00142)

ANNUAL GENERAL MEETING HELD ON 9TH JUNE, 2005
POLL RESULTS

At the Annual General Meeting of First Pacific Company Limited (the "Company") held at The Bamboo and Peacock Rooms, 1st Floor, Mandarin Oriental, 5 Connaught Place, Central, Hong Kong on 9th June, 2005 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of AGM dated 30th April, 2005.

As at the date of AGM, the issued share capital of the Company was 3,185,993,003 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. No shareholders were required to abstain from voting on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by the Shareholders. The vote-taking at the AGM was scrutinised by Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Share Registrar. The poll results in respect of the resolutions were as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.	1,912,288,929 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To re-appoint Ernst & Young as Auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration.	1,912,291,107 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(a)	To re-elect Mr. Anthoni Salim as a non-executive director and Chairman of the Company for the fixed term.	1,767,604,163 (92.4993%)	143,332,944 (7.5007%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(b)	To re-elect Mr. Manuel V. Pangilinan as Managing Director and Chief Executive Officer of the Company.	1,780,435,234 (93.1708%)	130,501,873 (6.8292%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(c)	To re-elect Mr. Edward A. Tortorici as an executive director of the Company.	1,782,585,234 (93.2833%)	128,351,873 (6.7167%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(d)	To re-elect Mr. Robert C. Nicholson as an executive director of the Company.	1,779,971,234 (93.1465%)	130,965,873 (6.8535%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(e)	To re-elect Prof. Edward K.Y. Chen as an independent non-executive director of the Company for the fixed term.	1,783,563,234 (93.3345%)	127,373,873 (6.6655%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(f)	To re-elect Mr. Graham L. Pickles as an independent non-executive director of the Company for the fixed term.	1,779,971,234 (93.1465%)	130,965,873 (6.8535%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(g)	To re-elect Mr. David W.C. Tang as an independent non-executive director of the Company for the fixed term.	1,762,840,163 (92.2500%)	148,096,944 (7.7500%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(h)	To re-elect His Excellency Albert F. del Rosario as a non-executive director of the Company for the fixed term.	1,779,971,234 (93.1465%)	130,965,873 (6.8535%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(i)	To re-elect Mr. Sutanto Djuhar as a non-executive director of the Company for the fixed term.	1,733,080,163 (90.6927%)	177,856,944 (9.3073%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(j)	To re-elect Mr. Tedy Djuhar as a non-executive director of the Company for the fixed term.	1,782,585,234 (93.2833%)	128,351,873 (6.7167%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(k)	To re-elect Mr. Ibrahim Risjad as a non-executive director of the Company for the fixed term.	1,733,080,163 (90.6927%)	177,856,944 (9.3073%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
(l)	To re-elect Mr. Benny S. Santoso as a non-executive director of the Company for the fixed term.	1,779,971,234 (93.1465%)	130,965,873 (6.8535%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
4.	To fix the directors' remuneration pursuant to the Company's Bye-laws.	1,798,965,056 (94.4243%)	106,227,873 (5.5757%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To authorise the board of directors of the Company to appoint additional directors as an addition to the board.	1,801,115,056 (94.5371%)	104,077,873 (5.4629%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To give a general mandate to the directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.	1,492,562,280 (78.9845%)	397,128,649 (21.0155%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.	1,793,302,929 (99.6808%)	5,742,000 (0.3192%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
8.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (7) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (6) above.	1,657,613,663 (86.7436%)	253,321,266 (13.2564%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
9.	To amend the Company's Bye-laws in the manner set out in Resolution (9) in the Notice.	1,732,573,205 (94.3333%)	104,077,873 (5.6667%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		
10.	To adopt a new executive stock option plan of Metro Pacific Corporation.	1,516,031,280 (81.0203%)	355,143,798 (18.9797%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

* *The fixed term referred to a term of not more than three years, commencing on the date of this AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in the calendar year 2008 or (2) 8th June, 2008 or (3) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws.*

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 9th June, 2005

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C Tang*, *OBE*
Chevalier de L'Ordre des Arts et des Lettres

* *Independent Non-executive Directors*